SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2008

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ/MF): 33.042.730/0001 -04
Corporate Registry (NIRE): 3330001159-5

MINUTES OF THE ANNUAL SHAREHOLDERS’ MEETING OF COMPANHIA SIDERÚRGICA NACIONAL HELD ON APRIL 18, 2008 AND DRAWN UP IN SUMMARY FORMAT

1. Date, time and venue: April 18, 2008, at 11:00 am, at the Company’s headquarters, at Rua São José, 20, grupo 1602, parte, Centro, in the city of Rio de Janeiro.

2. Call: Call notices were published on April 3, 4 and 7, 2008 in the Diário Oficial do Estado do Rio de Janeiro on pages 13, 20 and 21, respectively, in Gazeta Mercantil newspaper, on pages A-5, A-7 and A-13, respectively, and in the Jornal do Commercio do Estado do Rio de Janeiro, on pages A-14, A-17, A-18, respectively, said notices to be filed at the Company’s headquarters.

3. Attendance: Shareholders representing 53.88% of the Company’s voting capital, as evidenced by the signatures in the Shareholders Attendance Book, as well as the representative of KPMG Auditores Independentes, Mrs. Carla Bellangero, and the Company’s Executive Officer, Mr. Otávio de Garcia Lazcano.

4. Presiding: The Board member Antônio Francisco dos Santos chaired the meeting and invited Mrs. Claudia Maria Sarti to act as secretary.

5. Agenda: (i) to examine the management accounts, verify, discuss and vote the Financial Statements and the Management Report for the fiscal year ended December 31, 2007; (ii) resolve on the management’s capital budget proposal for 2008 and the allocation of net income for the fiscal year ended December 31, 2007 and realized reserves; (iii) elect the members of the Board of Directors; (iv) define management’s total annual compensation.

6. Resolutions: the following resolutions were adopted by shareholders representing 53.88% of the Company’s voting capital, with the abstention of those legally prevented from voting and other duly registered abstentions:

6.1. Authorization of the drawing up of these minutes in summary format and their publication without the signatures of those attending shareholders, pursuant to paragraphs 1 and 2 of article 130 of Law 6404 of November 15, 1976 ("Law 6404/76").

6.2. Approval, by unanimous vote of those attending shareholders, of the waiving of the reading of the Financial Statements, the Management Report and the Independent Public Accountants’ Report, all said shareholders being cognizant thereof.

6.3 Approval, by the majority of those attending shareholders, being the abstentions filed at the Company’s headquarters, with the abstention of those legally prevented from voting, of the Management Accounts, the Financial Statements and the Management Report related to the fiscal year ended December 31, 2007, published in the Jornal do Commercio, Gazeta Mercantil, Valor Econômico newspapers and the Diário Oficial do Estado do Rio de Janeiro on March 11, 2008.

6.4 Approval, by unanimous vote of attending shareholders, of Management’s proposal for the allocation of 2007 net income in the amount of R$ 2,905,245,149.41 (two billion, nine hundred and five million, two hundred and forty-five thousand, one hundred and forty-nine Reais and forty-one centavos), and amounts derived from the realization of the revaluation reserve, in the amount of R$ 300,465,402.40 (three hundred million, four hundred and sixty-five thousand, four hundred and two Reais and forty centavos), giving a total amount of R$3,205,710,551.81 (three billion, two hundred and five million, seven hundred and ten thousand, five hundred and fifty-one Reais and eighty-one centavos), as follows: (i) payment to the Company’s shareholders of R$ 70,671,627.00 (seventy million, six hundred and seventy-one thousand, six hundred and twenty-seven Reais), as interest on equity, corresponding to the gross amount of R$0.091845 per share, subject to fifteen per cent (15%) withholding income tax, except for those shareholders who are exempt from same and shareholders domiciled in a country which does not levy income tax or levies it at a maximum rate lower than twenty per cent (20%), who shall be subject to withholding income tax of twenty-five per cent (25%), pursuant to article 8 of Law 9779/99; (ii) payment to the Company’s shareholders of R$1,244,328,575.00 (one billion, two-hundred and forty-four million, three hundred and twenty-eight thousand, five hundred and seventy-five Reais) as dividends, equivalent to the amount of R$1.617125 per share. The interest on equity and dividends referred to in the items (i) and (ii) shall be paid, without monetary restatement, as of May 5, 2008 (inclusive); (iii) ratification of the prepayment of dividends approved by the Board of Directors on December 21, 2007, in the amount of R$ 665,081,000.00 (six hundred, sixty-five million and eighty-one thousand Reais), equivalent to R$ 2.593011 per share, as of January 8, 2008; (iv) ratification of the prepayment of interest on equity approved by the Board of Directors on December 21, 2007, in the amount of R$134,919,000.00 (one hundred and thirty-four million, nine hundred and nineteen thousand Reais), equivalent to the gross amount of R$ 0.526021 per share, subject to withholding income tax of fifteen per cent (15%), resulting in the net amount of R$0.447118 per share, except for those shareholders who are exempt from same and shareholders domiciled in a country which does not levy income tax or levies it at a maximum rate lower than twenty per cent (20%), who shall be subject to withholding income tax of twenty-five per cent (25%), pursuant to article 8 of Law 9779/99, and shall receive the net amount of R$0.394516 per share, paid as of January 8, 2008; (v) constitution of an investment reserve in the amount of R$1,090,710,349.81 (one billion, ninety million, seven hundred and ten thousand, three hundred and forty-nine Reais and eighty-one centavos) in order to cover investment projects envisaged by the Capital Budget, approved herein, pursuant to article 196 of Law 6404/76. Given that the maximum limit of the legal reserve has already been reached, no amounts will be allocated to said reserve.

6.5 The majority of attending shareholders, being the abstentions filed at the Company’s headquarters, approved a Board of Directors composed of 8 (eight) members. Pursuant to article 13, paragraph 2 of the Company’s Bylaws, the following shareholders were reelected: firstly, ANTONIO FRANCISCO DOS SANTOS, Brazilian, married, business administrator, identity card IFP 1.307.360, enrolled in the individual roll of taxpayers (CPF/MF) under no. 112.375.706 -20, appointed by CSN Investment Club; followed by BENJAMIN STEINBRUCH, Brazilian, married, industrialist, identity card SSP/SP 3.627.815 -4, enrolled in the individual roll of taxpayers (CPF/MF) under no. 618.266.778 -87; JACKS RABINOVICH, Brazilian, married, industrialist, identity card SSP/SP 1.179.678, enrolled in the individual roll of taxpayers (CPF/MF) under no. 011.495.638 -34; MAURO MOLCHANSKY, Brazilian, married, economist, identity card IFP/RJ 03.757.956 -2, enrolled in the individual roll of taxpayers (CPF/MF) under no. 721.527.028 -91; FERNANDO PERRONE, Brazilian, married, attorney, identity card IFP 2.048.837, enrolled in the individual roll of taxpayers (CPF/MF) under no. 181.062.347 -20; DIONÍSIO DIAS CARNEIRO NETTO, Brazilian, legally separated, economist, identity card IFP/RJ 1.887.610, enrolled in the individual roll of taxpayers (CPF/MF) under no. 060.011.061 -34; DARC ANTONIO DA LUZ COSTA, Brazilian, married, engineer, Navy Department identity card 227.070, enrolled in the individual roll of taxpayers (CPF/MF) under no. 242.165.507 -20; and YOSHIAKI NAKANO, Brazilian, married, business administrator, identity card (RG) 5.157.491 -3 and enrolled in the individual roll of taxpayers (CPF/MF) under no. 049.414.548 -04, all domiciled at Rua São José, 20, grupo, 1602, 16° andar. Thus, the Company’s Board of Directors comprises Messrs. Antonio Francisco dos Santos, Benjamin Steinbruch, Jacks Rabinovich, Mauro Molchansky, Fernando Perrone, Dionísio Dias Carneiro Netto, Darc Antonio da Luz Costa, Yoshiaki Nakano, all of whom with a term of office until the 2009 Annual General Meeting.

6.6 The majority of attending shareholders fixed Management’s total annual compensation at a maximum of R$50,000,000.00 (fifty million Reais), being the contrary votes filed at the Company’s headquarters.

7. Closure: There being no further business to be discussed, the meeting was adjourned for the time necessary to draw up these Minutes, which were read, found in compliance and signed by the Chairman and Secretary and all attending shareholders.

8. Documents Filed: The Annual Shareholders’ Meeting Call Notice, the Management Report, the Financial Statements and the Independent Public Accountants’ Report, as well as the Capital Budget are filed at the Company’s headquarters.

Rio de Janeiro, April 18, 2008.

This is a free translation of the original minutes, drawn up in the proper book.

___________________________
Claudia Maria Sarti Secretary

Companhia Siderúrgica Nacional

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 18, 2008

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Investor Relations Officer

By:	/S/ Otávio de Garcia Lazcano
Otávio de Garcia Lazcano Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.